BB 2/19

03001383

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED FEB 10 2003 WASH. D.C.

SEC FILE NUMBER
8- 52357

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 AND ENDING 12/31/2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Murphy Noell Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 N. Westlake Blvd., Suite 200
(No. and Street)

Westlake Village, CA 91362
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Murphy 805-370-9050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holthouse Carlin + Van Trigt LLP
(Name – *if individual, state last, first, middle name*)

1601 Cloverfield Blvd., Suite 300, Santa Monica, CA 90404
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8/3-10

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

State of California }
County of Ventura } ss.

OATH OR AFFIRMATION

I, Laura L. Murphy, ~~swear (or~~ affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Murphy Noell Capital, LLC, as of December 31, 20 02, are true and correct. I further ~~swear (or~~ affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[Signature]
Signature

Chief Financial Officer
Title

Lynn M. Cutter
Notary Public

LYNN M. CUTTER
Commission # 1289748
Notary Public - California
Ventura County
My Comm. Expires Jan 7, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MURPHY NOELL CAPITAL, LLC

FINANCIAL STATEMENTS,
SUPPLEMENTAL SCHEDULES AND
INDEPENDENT AUDITORS' REPORT
TO THE SECURITIES
AND EXCHANGE COMMISSION

DECEMBER 31, 2002

HCVT Holthouse Carlin & Van Trigt LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Members of
Murphy Noell Capital, LLC:

We have audited the accompanying statement of financial condition of Murphy Noell Capital, LLC, a California limited liability company, as of December 31, 2002, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Security Exchange Act of 1934. These financial statements are the responsibility of the Murphy Noell Capital, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Murphy Noell Capital, LLC as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holthouse Carlin & Van Trigt LLP

Santa Monica, California
January 20, 2003

1601 Cloverfield Boulevard, Suite 300 South ~ Santa Monica, California 90404
4550 East Thousand Oaks Boulevard, Suite 200 ~ Westlake Village, California 91362
100 Oceangate, Suite 800 ~ Long Beach, California 90802

MURPHY NOELL CAPITAL LLC

DECEMBER 31, 2002

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Members' Equity	4
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	5
Statement of Cash Flows	6
Notes to Financial Statements	7 – 9
Supplementary Information:	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Schedule II - Notes to Differences Between Net Capital as Computed in Audited Statements and Unaudited FOCUS Part II	11
Schedule III - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission or Exclusion Therefrom	12
Schedule IV - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission or Exclusion Therefrom	13
Schedule V - Schedule of Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation of the Reserve Requirements under Exhibit A of Rule 15c3-3 or Exclusion Therefrom	14
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Option Accounts	15
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	16 – 17

MURPHY NOELL CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002

ASSETS

Current assets		
Cash	$	412,320
Receivables		344,688
Current portion of note receivable		95,238
Prepaid expenses		12,912
Total current assets		865,158
Equipment, furniture and leasehold improvements		
Computer equipment		108,110
Furniture		101,556
Telephone equipment		24,181
Leasehold improvements		5,205
		239,052
Less: accumulated depreciation and amortization		(145,793)
		93,259
Other assets		
Note receivable, net of current portion		90,703
Deposits and other		7,045
Total other assets		97,748
Total assets	$	1,056,165

LIABILITIES AND MEMBERS' EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	19,871
Deferred revenue		8,173
Total current liabilities		28,044
Commitments and contingencies (Notes 1 and 3)		
Members' equity		1,028,121
Total liabilities and members' equity	$	1,056,165

See notes to financial statements.

MURPHY NOELL CAPITAL, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

Net revenues - investment banking fees	$ 4,727,665
Operating expense:	
Labor costs	2,227,917
Marketing	204,408
General and administrative	478,633
Depreciation and amortization	45,243
Total operating expense	2,956,201
Net ordinary income	1,771,464
Other income (expense)	
Interest income	5,106
Interest expense	(141)
Loss on disposition of assets	289
Total other income (expense)	5,254
Income before state taxes and LLC fees	1,776,718
State taxes and LLC fees	7,600
Net income	$ 1,769,118

See notes to financial statements.

MURPHY NOELL CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

		Members' Interest
Balance, January 1, 2002	$	444,003
Members' contributions - cash		1,025,000
Distribution to members		(2,210,000)
Net income		1,769,118
Balance, December 31, 2002	$	1,028,121

See notes to financial statements.

MURPHY NOELL CAPITAL, LLC

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2002

Subordinated borrowings at January 1, 2002	$ -
Payments	-
Additions	-
Subordinated borrowings at December 31, 2002	$ -

See notes to financial statements.

MURPHY NOELL CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

OPERATING ACTIVITIES	
Net income	$ 1,769,118
Adjustments to reconcile net income to net cash provided by operations:	
Depreciation and amortization	45,243
(Gain)loss on disposal of assets	(289)
Change in operating assets and liabilities:	
Receivables	(309,953)
Note receivable	(185,941)
Prepaid expenses	(7,111)
Deposits and other	330
Accounts payable and accrued expenses	(46,524)
Deferred revenue	(125,000)
Net cash provided by operating activities	1,139,873
INVESTING ACTIVITIES	
Purchase of equipment, furniture and tenant improvements	(13,218)
Cash from sale of equipment, furniture and tenant improvments	4,798
Net cash used in investing activities	(8,420)
FINANCING ACTIVITIES	
Note receivable due from member	66,886
Members' capital contributions	1,025,000
Members' capital distributions	(2,210,000)
Net cash used in financing activities	(1,118,114)
Net increase in cash	13,339
Cash, beginning of year	398,981
Cash, end of year	$ 412,320

<u>Supplemental disclosure</u>

Cash paid for the following:	
Income taxes	$ 7,600
Interest expense	$ 141

See notes to financial statements.

MURPHY NOELL CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Murphy Noell Capital, LLC (the Company), a California limited liability company, was organized March 1999 and is an investment advisor, with an emphasis in mergers and acquisitions, strategic planning, restructurings and workouts, and other financial advisory services. The Company is a broker-dealer registered with the Securities and Exchange Commission and National Association of Securities Dealers (NASD).

Operating Agreement

The members entered an Operating Agreement which has various provisions which determine, among other things, organizational matters, allocation of profits and losses, distributions to members, loans and guarantees, and the rights and duties of the members.

Revenue Recognition

Revenue from investment banking fees is recognized when services are performed and earned as determined in the agreement with the client. Investment banking fees include nonrefundable retainers and agency fees. Non-refundable retainer fees are recognized when the agreement with the client is executed and collection is reasonably assured. Fees subject to approval by the Trustee of a bankruptcy court are recognized when the fees are approved or earned pursuant to a fee application and payment has been received. Contingency fees are recognized when the services are completed and the contingency no longer exists.

Equipment, Furniture and Leasehold Improvements

Equipment, furniture and leasehold improvements are stated at cost. Depreciation expense is calculated on a straight-line basis method over the estimated economic useful lives of the assets, which are five to seven years. Depreciation and amortization expense for the year ended December 31, 2002 was $45,243.

Advertising Expense

Advertising and marketing expenses are expensed as incurred.

Income Taxes

The Company has elected to be treated as a limited liability company for federal and state income tax purposes. Accordingly, the Company is not liable for federal income taxes and is liable for nominal state income taxes. The Company has no significant timing differences for state income tax reporting and, accordingly, there are no deferred state tax assets or liabilities.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid unrestricted investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. The Company has not provided any allowance for client receivables as it believes all amounts are fully collectible. Accordingly, actual results could differ from those estimates.

NOTE 2. CONCENTRATION OF CREDIT RISK

The Company's cash and cash equivalents are maintained in various bank accounts. The Company may have exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant.

During the year ended December 31, 2002, the Company had three clients which each accounted for more than 10 percent of its revenue.

NOTE 3. LEASE COMMITMENTS

The Company amended its office lease agreement effective November 2002, which extends the lease to April 30, 2004. The Company has the option for 2 one-year extensions. Minimum future lease commitments under this operating lease are as follows:

Year	Amount
2003	$ 77,500
2004	25,600
Total	$ 103,100

NOTE 4. NOTE RECEIVABLE

In connection with services rendered to a client, the Company received a non-interest bearing note which is payable $100,000 on June 12, 2003 and $100,000 on June 12, 2004. The Company has discounted the note at 5 percent resulting in a fair value of $185,941.

NOTE 5. NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). In accordance with the net capital provisions of Rule 13c3-1(A)(2)(vi), the Company is required to maintain a minimum net capital, defined as the greater of $5,000 or 6 2/3 percent of the Company's total aggregated indebtedness and a maximum net capital ratio of 15 to 1. The basic concept of the net capital rule is liquidity; its objective being to require a broker-dealer to have at all times sufficient liquid assets to meet its current liabilities.

At December 31, 2002, the Company had net capital of $383,776, which exceeded the minimum requirement of $5,000 by $378,776, and had a net capital ratio of .07 to 1. The Company anticipates making certain capital withdrawals, but these distributions will not cause the Company to be in violation of its net capital requirements.

MURPHY NOELL CAPITAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2002

	Accounts From		
	Audited Financial Statements	Unaudited FOCUS Part II	Difference(A)
Total Members' Equity	$ 1,028,121	$ 1,028,121	$ (0)
Deductions and/or Charges			
Non-allowable assets included in the following statement of financial condition captions:			
Note receivable	185,941	185,941	-
Receivable, prepaid expenses and other assets	365,145	365,144	1
Furniture and equipment, net	93,259	93,259	-
Total Non-allowable Assets	644,345	644,344	1
Net capital before haircuts	383,776	383,777	1
Haircuts on securities	-	-	-
Net capital	$ 383,776	383,777	$ 1
Total Aggregated Indebtedness	$ 28,044	28,042	$ 2
Minimum Net Capital - 6-2/3% of Aggregated Indebtedness	$ 1,871	1,870	
Minimum Net Capital Required	$ 5,000	5,000	
Excess Net Capital	$ 378,776	**378,777**	
Excess Net Capital at 1000%	$ 380,972	380,973	
Ratio of Aggregated Indebtedness to Net Capital	.07 to 1	.07 to 1	

(A) Differences due to rounding.

See notes to financial statements.

MURPHY NOELL CAPITAL, LLC

NOTES TO DIFFERENCES BETWEEN NET CAPITAL AS COMPUTED IN AUDITED STATEMENTS AND UNAUDITED FOCUS PART II
AS OF DECEMBER 31, 2002

There were no differences between net capital as computed in the audited statements and the unaudited Focus Part II for the year ended December 31, 2002.

SCHEDULE III

MURPHY NOELL CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION OR EXCLUSION THEREFROM
AS OF DECEMBER 31, 2002

This registrant is excluded from this requirement.

See notes to financial statements.

SCHEDULE IV

MURPHY NOELL CAPITAL, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION OR EXCLUSION THEREFROM
AS OF ENDED DECEMBER 31, 2002

This registrant is excluded from this requirement.

See notes to financial statements.

MURPHY NOELL CAPITAL, LLC

SCHEDULE OF RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3 OR EXCLUSION THEREFROM AS OF DECEMBER 31, 2002

None required. The registrant is excluded from this requirement.

MURPHY NOELL CAPITAL, LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS
AS OF DECEMBER 31, 2002

None required. The registrant is excluded from this requirement.

See notes to financial statements.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members of
Murphy Noell Capital, LLC:

In planning and performing our audit of the financial statements and supplemental information of Murphy Noell Capital, LLC (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1601 Cloverfield Boulevard, Suite 300 South ~ Santa Monica, California 90404
4550 East Thousand Oaks Boulevard, Suite 200 ~ Westlake Village, California 91362
100 Oceangate, Suite 800 ~ Long Beach, California 90802

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 (CONTINUED)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of members, management, the SEC, the National Association of Securities Dealers and other information and regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holthouse Carlin & Van Trigt LLP

Santa Monica, California
January 20, 2003